RIPPLE LAKE DIAMONDS INC.
Suite 1500 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6

Telephone: (604) 484-8264                      Facsimile: (604) 688-9727

INFORMATION CIRCULAR

(As at July 12, 2007, except as indicated)

The Company is providing this Information Circular and a form of proxy in connection with management’s solicitation of proxies for use at the Special Meeting (the "Meeting") of the Company to be held on August 16, 2007 and at any adjournments. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.
Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "shares"), of which 36,515,682 shares are issued and outstanding. Persons who are registered shareholders at the close of business on July 12, 2007 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares. To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company, except the following:

Name	No. of Shares Owned or Controlled	Percentage of Outstanding Shares
CDS & Co.	21,928,196*	60%

* The beneficial owner of these shares are not known to the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of Directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

(a)        Share Consolidation

Management of the Company is of the opinion that it is difficult to raise capital for the Company's projects, having regard to the present number of shares outstanding and the present market price of the Company's shares. Therefore, management is proposing a share consolidation, which could have the effect of increasing the market price of the Company's shares and thereby facilitating the Company's capital raising efforts.

The shareholders of the Company will be asked at the Meeting to pass a Special Resolution consolidating all of the issued and outstanding shares without par value on a one new for ten old share basis, or such lesser number of common shares for the Company to be in compliance with the Policies of the TSX Venture Exchange.

"RESOLVED as a special resolution that the Company's issued and outstanding common shares without par value be consolidated on the basis of one new common shares for every ten old common shares basis, or such lesser number of common shares for the Company to be in compliance with the Policies of the TSX Venture Exchange." No fractional shares of the Company will be issued in connection with the consolidation and in the event that the resultant number of shares held by any shareholder is not a whole number, then the number of shares to be received by the shareholders will be rounded up or down to the nearest whole number of the Company's shares. Any outstanding options will be consolidated on the same basis as described above.

(b)           Change of Name

As part of the consolidation of the shares of the Company, the regulatory authorities require that a change of name be effected. The shareholders will be asked to approve a Special Resolution changing the name of the Company as follows:

"RESOLVED as a special resolution that the name of the Company be changed from "Ripple Lake Diamonds Inc." to "Devonshire Resources Ltd., or such other new name as decided upon by the Directors of the Company and acceptable to the regulatory authorities, and accordingly altering the Company's Notice of Articles, and any Director of the Company is authorized to execute and file the Notice of Alteration of the Notice of Articles with the Registrar of Companies for the Province of British Columbia along with all other documents and take such further actions that may be necessary to effect the amendment."

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 1500 – 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, to request copies of the Company’s financial statements and MD&A.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 12th day of July, 2007.

APPROVED BY THE BOARD OF DIRECTORS

"TIMOTHY CROWHURST"
TIMOTHY CROWHURST
Chief Executive Officer and President